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January 31, 2017

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Pamela A. Long

Re:	Hennessy Capital Acquisition Corp. II Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed January 20, 2017 File No. 1-37509

Dear Ms. Long:

On behalf of Hennessy Capital Acquisition Corp. II (the “Company,” “Hennessy Capital,” “we,” “our” or “us”), we transmit herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 30, 2017 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type. We also are forwarding a copy of this letter via overnight courier, together with five (5) courtesy copies of Amendment No. 2, marked to show the revisions made in response to the Staff’s comments.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

U.S. Securities and Exchange Commission

January 31, 2017

Summary Term Sheet, page 1

Closing Merger Consideration, page 2

1. We note your response to comment 2 in our letter dated January 13, 2017. Please revise your disclosure regarding merger consideration to clarify both the amount of and form of consideration to be paid to Daseke shareholders. In this regard, we note that you appear to define “Closing Merger Consideration” as the enterprise value that Hennessy Capital has assigned to Daseke, plus or minus several adjustments (e.g. cash-on-hand, debt, etc.).

Response: Hennessy Capital has revised the disclosure on page 2 of the “Summary Term Sheet” section of Amendment No. 2 and similar disclosures throughout the Proxy Statement in response to the Staff’s comment.

Sponsor Share Transfer, page 3

2. We note your response to comment 4 in our letter dated January 13, 2017 and we re-issue our comment in part. From your response, we understand that the Sponsor will transfer up to 391,892 additional founder shares for the benefit of the Backstop Commitment investors and that 50% of the value of such shares will be deducted from the merger consideration paid to Daseke’s shareholders. However, we note that your Proxy Statement states in multiple places that the amount of shares forfeited by the Sponsor will be reduced by 50% of the amount of the Utilization Fee Shares. Please revise your Proxy Statement to reconcile this inconsistency.

Response: Hennessy Capital has revised the disclosure on page 3 of Amendment No. 2 and throughout the Proxy Statement in response to the Staff’s comment.

Sources and Uses for the Business Combination, page 178

3. Please revise this section to clarify for investors how numbers listed for both the 33% redemption scenario and the 67% redemption scenario relate to the total value Hennessy Capital has assigned to Daseke and the merger consideration to be paid following the adjustments to the assigned value of Daseke. For example, we note that Footnote 2 states that the 25.9 million shares of Hennessy Capital issuable to Daseke are valued at $10.00 per share while the dollar value of Stock Consideration under Uses for both the 33% redemption scenario and 67% redemption scenario is listed as $235.8 million.

Response: Hennessy Capital has revised the disclosure on pages 180 and 181 of Amendment No. 2 in response to the Staff’s comment.

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U.S. Securities and Exchange Commission

January 31, 2017

If you have any questions regarding the foregoing or Amendment No. 2, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz

Michael P. Heinz

cc: Daniel J. Hennessy, Hennessy Capital Acquisition Corp. II